UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/s/ Louis T. Hsieh
Name:	Louis T. Hsieh
Title:	President and Chief Financial Officer

Date: July 21, 2009

2

Exhibit Index

Exhibit 99.1 – Press Release

3

Exhibit 99.1

New Oriental Announces Results for the Fourth Quarter and Fiscal Year

Ended May 31, 2009 and Adoption of Share Repurchase Program

Quarterly Net Revenues Increased by 47.9% Year-Over-Year

Quarterly Non-GAAP Net Income Increased by 58.0% Year-Over-Year

Quarterly GAAP Net Income Increased by 49.8% Year-Over-Year

Fiscal Year Net Revenues Increased by 45.6% Year-Over-Year

Fiscal Year Non-GAAP Net Income Increased by 34.6% Year-Over-Year

Fiscal Year GAAP Net Income Increased by 24.5% Year-Over-Year

BEIJING and HONG KONG, July 21 /PRNewswire-Asia/ – New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended May 31, 2009.

Highlights for the Fourth Fiscal Quarter Ended May 31, 2009

•	Total net revenues increased by 47.9% year-over-year to US$59.4 million from US$40.2 million in the same period of the prior fiscal year.

•

Non-GAAP net income, which excludes share-based compensation expenses, increased by 58.0% year-over-year to US$7.1 million from US$4.5 million in the same period of the prior fiscal year. GAAP net income increased by 49.8% year-over-year to US$2.6 million from US$1.8 million in the same period of the prior fiscal year.

•

Non-GAAP income from operations, which excludes share-based compensation expenses, increased by 175.1% year-over-year to US$7.0 million from US$2.5 million in the same period of the prior fiscal year. GAAP income from operations increased to US$2.5 million from a loss of US$0.2 million in the same period of the prior fiscal year.

•

Non-GAAP basic and diluted earnings per ADS, which excludes share-based compensation expenses, were US$0.19 and US$0.19, respectively. GAAP basic and diluted earnings per ADS were US$0.07 and US$0.07, respectively. Each ADS represents four common shares of the Company.

•

Total student enrollments in language training and test preparation courses increased by 8.2% year-over-year to approximately 330,200 from approximately 305,200 in the same period of the prior fiscal year.

Highlights for the Fiscal Year Ended May 31, 2009

•	Total net revenues for the fiscal year increased by 45.6% year-over-year to US$292.6 million from US$201.0 million.

•

Non-GAAP net income for the fiscal year increased by 34.6% year-over-year to US$77.8 million from US$57.8 million. GAAP net income increased by 24.5% year-over-year to US$61.0 million from US$49.0 million.

•

Non-GAAP income from operations for the fiscal year increased by 43.6% year-over-year to US$77.7 million from US$54.1 million. GAAP income from operations increased by 34.4% year-over-year to US$60.9 million from US$45.3 million.

•

Non-GAAP basic and diluted earnings per ADS for the fiscal year were US$2.09 and US$2.03, respectively. GAAP basic and diluted earnings per ADS were US$1.64 and US$1.59, respectively. Each ADS represents four common shares of the Company.

•	Total student enrollments in language training and test preparation courses increased by 19.5% year-over-year to approximately 1,519,500 from approximately 1,271,700 in the prior fiscal year.

•

The total number of schools and learning centers increased to 270 as of May 31, 2009, up from 207 as of May 31, 2008. One new school was opened in the fourth quarter, bringing the total number of schools to 48 as of May 31, 2009, up from 47 as of February 28, 2009. The number of learning centers increased by 12 in the quarter to 222 as of May 31, 2009, up from 210 as of February 28, 2009.

Financial and Student Enrollments Summary – Fourth Quarter and Fiscal Year 2009

(US$ in thousands, except per ADS data and student enrollments)

	Q4 of FY2009	Q4 of FY2008	Pct. Change
Net revenues	59,426	40,168	47.9%
Non-GAAP net income (1)	7,122	4,507	58.0%
GAAP net income	2,640	1,762	49.8%
Non-GAAP operating income (1)	6,979	2,537	175.1%
GAAP operating income	2,497	(208)	1300.5%
Non-GAAP net income per ADS basic (1) (2)	0.19	0.12	58.4%
Non-GAAP net income per ADS diluted (1) (2)	0.19	0.12	60.5%
GAAP net income per ADS basic (2)	0.07	0.05	50.2%
GAAP net income per ADS diluted (2)	0.07	0.05	52.2%
Total student enrollments in language training and test preparation courses	330,200	305,200	8.2%

	FY2009	FY2008	Pct. Change
Net revenues	292,567	201,003	45.6%
Non-GAAP net income (1)	77,766	57,755	34.6%
GAAP net income	61,016	49,013	24.5%
Non-GAAP operating income (1)	77,670	54,077	43.6%
GAAP operating income	60,920	45,335	34.4%
Non-GAAP net income per ADS basic (1) (2)	2.09	1.54	35.5%
Non-GAAP net income per ADS diluted (1) (2)	2.03	1.48	37.2%
GAAP net income per ADS basic (2)	1.64	1.31	25.2%
GAAP net income per ADS diluted (2)	1.59	1.25	26.9%
Total student enrollments in language training and test preparation courses	1,519,500	1,271,700	19.5%

(1)

New Oriental provides net income, operating income, net income per ADS on a Non-GAAP basis that excludes share-based compensation expenses to reflect meaningful supplemental information regarding its performance and liquidity. For more information on these Non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.
(2)	Each ADS represents four common shares.

“We are pleased to finish our 2009 fiscal year with a strong fourth fiscal quarter, recording revenue growth of 47.9% and even higher non-GAAP operating income growth of 175%,” said Michael Yu, New Oriental’s chairman and chief executive officer. “This brings our net revenue for the 2009 fiscal year to US$292.6 million, an increase of 45.6% year-over-year, and non-GAAP operating income to US$77.7 million for the fiscal year, an increase of 43.6% year-over-year. Further, we achieved non-GAAP EPS of US$2.09 per ADS, up over 35% year-over-year. We attained these financial results notwithstanding the current global economic slowdown, the aftermath of the Sichuan earthquake, the negative impact of the Beijing Olympics on our all-important summer quarter in 2008 and the current challenges posed by the H1N1 flu outbreak. This is a testament to the strength of the New Oriental brand in China and the determination of Chinese families to make the education of their child or children a top priority.”

“New Oriental’s objective is to be the lifelong education partner of Chinese students from age five through adulthood. To accomplish this goal, we strive to provide the best quality language training and test preparation programs to meet the needs of Chinese families,” concluded Mr. Yu.

New Oriental’s president and chief financial officer, Louis T. Hsieh, stated, “Our strong student enrollment growth in language training and test preparation courses continued in fiscal year 2009 with 1,519,500 enrollments, an increase of 19.5% year-over-year, which allowed us to achieve our target of between 1,475,000 and 1,500,000 student enrollments for fiscal year 2009. We also continued executing our expansion plan in the fourth fiscal quarter by opening one new school in the city of Xuzhou and adding a net of 12 new learning centers in more than 10 existing cities. Including these additions, we added a total of 63 new facilities in fiscal year 2009, consisting of 7 schools and 56 learning centers, which brings our total number of schools and learning centers to 270 at the end of fiscal year 2009.”

Mr. Hsieh continued, “We have rolled out U-Can all-subjects middle and high school training program in more than 30 cities throughout China with enrollments of more than 13,000 in non-English subject classes in the fourth fiscal quarter, which brings the enrollments in non-English courses for the whole fiscal year 2009 to over 58,000, exceeding the top end of our target of 40,000 to 50,000. We are also pleased to see continued high growth in our POP Kids English program for ages 5 to 12 with over 67,400 enrollments in the fourth fiscal quarter, an increase of 48% year-over-year, bringing our total POP Kids enrollments for fiscal year 2009 to over 307,800, an increase of 50% year-over-year. Although it is early in the quarter, we are pleased to report that this strong momentum in POP Kids English and middle school U-Can program enrollments has carried into our current all-important summer quarter, the first quarter of fiscal year 2010.”

Recent Developments — Adoption of Share Repurchase Program

On July 20, 2009, New Oriental’s board of directors authorized the repurchase of up to US$30 million of the Company’s ADSs during the period from August 5, 2009 through December 31, 2009.

Under this share repurchase program, the ADSs will be purchased from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan (which allows New Oriental to repurchase its ADSs during periods in which it may be in possession of material non-public information) or otherwise, subject to any restrictions under applicable law. The timing and extent of any purchases will depend upon market conditions, the trading price of ADSs and other factors.

New Oriental expects to implement this share repurchase program in a manner consistent with market conditions and the interests of the shareholders. New Oriental’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. New Oriental plans to fund repurchases made under this program from available cash balance.

Financial Results for the Fiscal Quarter Ended May 31, 2009

For the fourth fiscal quarter of 2009, New Oriental reported net revenues of US$59.4 million, representing a 47.9% increase year-over-year.

Net revenues from educational programs and services for the fourth fiscal quarter were US$51.3 million, representing a 45.7% increase year-over-year. The growth was mainly driven by the increase in the number of student enrollments in language training and test preparation courses. Total student enrollments in language training and test preparation courses in the fourth quarter of fiscal year 2009 increased by 8.2% year-over-year to approximately 330,200 from approximately 305,200 in the same period of the prior fiscal year.

Non-GAAP operating costs and expenses for the quarter were US$52.4 million, a 39.4% increase year-over-year. GAAP operating costs and expenses for the quarter were US$56.9 million, a 41.0% increase year-over-year.

Cost of revenues increased by 45.9% year-over-year to US$25.8 million, primarily due to the increased number of courses and the greater number of schools and learning centers in operation.

Selling and marketing expenses increased by 36.8% year-over-year to US$10.3 million, primarily due to selling and marketing department headcount, which includes registration verification personnel, increasing by about 500 over the same period of the prior fiscal year, and increased brand promotion expenses.

Non-GAAP general and administrative expenses were US$16.6 million, a 30.7% increase year-over-year. GAAP general and administrative expenses for the quarter increased by 37.4% year-over-year to US$20.9 million, primarily due to increased headcount as the Company expanded its network of schools and learning centers.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased by 63.3% to US$4.5 million in the fourth quarter of fiscal year 2009 from US$2.7 million in the same period of the prior fiscal year. Approximately US$746,000 of the increase was due to a year-end adjustment to account for a lower-than-expected forfeiture rate in fiscal year 2009 due to the fact that fewer New Oriental employees who received stock-based compensation awards left the Company and forfeited their unvested awards than anticipated.

Non-GAAP income from operations for the quarter was US$7.0 million, a 175.1% increase from US$2.5 million in the same period of the prior fiscal year, and GAAP income from operations for the quarter was US$2.5 million, compared to a loss of US$0.2 million in the same period of the prior fiscal year.

Non-GAAP operating margin for the quarter was 11.7%, compared to 6.3% in the same period of the prior fiscal year. GAAP operating margin for the quarter was 4.2%, compared to negative 0.5% in the same period of the prior fiscal year. This rise was primarily due to improved operating efficiency as revenue growth outpaced the growth in operating cost and expenses.

Non-GAAP net income was US$7.1 million, representing a 58.0% increase from the same period of the prior fiscal year. Basic and diluted earnings per ADS excluding share-based compensation expenses (Non-GAAP) were US$0.19 and US$0.19, respectively.

GAAP net income for the quarter was US$2.6 million, representing a 49.8% increase from the same period of the prior fiscal year. Basic and diluted earnings per ADS were US$0.07 and US$0.07, respectively.

Capital expenditures for the quarter were US$2.9 million, which were primarily used to add one new school and a net of 12 new learning centers in the quarter.

As of May 31, 2009, New Oriental had cash and cash equivalents of US$254.8 million, as compared to US$224.0 million as of February 28, 2009. In addition, the Company had US$59.8 million in term deposits at the end of the quarter. Net operating cash flow for the fourth quarter of fiscal year 2009 was approximately US$28 million.

The deferred revenue balance, which is cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered, at the end of the fourth quarter of fiscal year 2009 was US$74.8 million, an increase of 26.3% as compared to US$59.2 million at the end of the fourth quarter of fiscal year 2008.

Financial Results for the Fiscal Year Ended May 31, 2009

For the fiscal year ended May 31, 2009, New Oriental reported net revenues of US$292.6 million, a 45.6% increase year-over-year.

Net revenues from educational programs and services for the fiscal year ended May 31, 2009 were US$266.4 million, representing a 44.8% increase year-over-year. The growth was mainly driven by the increase in the number of student enrollments in language training and test preparation courses. Total student enrollments in language training and test preparation courses for the fiscal year ended May 31, 2009 increased by 19.5% year-over-year to approximately 1,519,500 from approximately 1,271,700 in the fiscal year ended May 31, 2008.

Non-GAAP income from operations for the fiscal year ended May 31, 2009 was US$77.7 million, a 43.6% increase year-over-year. GAAP income from operations for the fiscal year ended May 31, 2009 was US$60.9 million, a 34.4% increase year-over-year.

Non-GAAP operating margin for the fiscal year ended May 31, 2009 was 26.5%, compared to 26.9% for the fiscal year ended May 31, 2008. GAAP operating margin for the fiscal year ended May 31, 2009 was 20.8%, compared to 22.6% for the fiscal year ended May 31, 2008.

Non-GAAP net income for the fiscal year ended May 31, 2009 was US$77.8 million, a 34.6% increase year-over-year. Non-GAAP basic and diluted earnings per ADS for the fiscal year ended May 31, 2009 were US$2.09 and US$2.03, respectively.

GAAP net income for the fiscal year ended May 31, 2009 was US$61.0 million, representing a 24.5% increase year-over-year. GAAP basic and diluted earnings per ADS for the fiscal year ended May 31, 2009 were US$1.64 and US$1.59, respectively.

Outlook for First Quarter of Fiscal Year 2010

New Oriental expects its total net revenues in the first quarter of fiscal year 2010 (June 1, 2009 to August 31, 2009) to be in the range of US$146.6 million to US$152.6 million, representing year-over-year growth in the range of 24% to 29%, respectively. This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on July 21, 2009 U.S. Eastern Time (8 PM on July 21, 2009 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1.617.213.8838
Hong Kong:	+852.3002.1672
UK:	+44.207.365.8426

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental earnings call.”

A replay of the conference call may be accessed by phone at the following number until July 28, 2009:

International:	+1.617.801.6888

Passcode:	74420799

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents four common shares, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter of fiscal year 2010 and quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of May 31	As of February 28
	2009	2009
	(Unaudited)	(Unaudited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	254,772	223,955
Restricted cash	540	531
Term deposits	59,845	62,549
Accounts receivable, net	1,539	1,375
Inventory	15,188	14,514
Deferred tax assets-Current	1,621	1,141
Prepaid expenses and other current assets	14,222	16,053

Total current assets	347,727	320,118

Property, plant and equipment, net	109,785	109,373
Land use right, net	3,485	3,499
Amounts due from related parties	396	395
Deferred tax assets	1,077	1,833
Long term deposit	2,021	—
Long term prepaid rent	1,331	1,439
Intangible assets	866	909
Goodwill	2,712	2,159
Long term investment	2	2

Total assets	469,402	439,727

LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable-trade	9,295	9,194
Accrued expenses and other current liabilities	29,815	28,426
Income tax payable	3,728	4,962
Amount due to related parties	141	54
Deferred revenue	74,782	55,423

Total current liabilities	117,761	98,059

Deferred tax liabilities	157	—

Total long-term liabilities	157	—

Total liabilities	117,918	98,059

Minority interest	238	—

Total shareholders’ equity	351,246	341,668

Total liabilities, minority interest and shareholders’ equity	469,402	439,727

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended May 31
	2009	2008
	(Unaudited) USD	(Unaudited) USD
Net Revenues:
Educational Programs and services	51,337	35,226
Books and others	8,089	4,942
Total net revenues	59,426	40,168

Operating costs and expenses (note 1):
Cost of revenues	25,771	17,669
Selling and marketing	10,250	7,492
General and administrative	20,908	15,215

Total operating costs and expenses	56,929	40,376
Operating income (loss)	2,497	(208)

Other income, net	794	1,119

Provision for income taxes	(413)	806
Minority interest, net of taxes	(238)	45

Net Income	2,640	1,762
Net income per share-basic	0.02	0.01
Net income per share-diluted	0.02	0.01

Net income per ADS-basic (note 2)	0.07	0.05
Net income per ADS-diluted (note 2)	0.07	0.05

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended May 31
	2009	2008
	(Unaudited) USD	(Unaudited) USD
Cost of revenues	138	206
Selling and marketing	63	41
General and administrative	4,281	2,498
Total	4,482	2,745

Note 2: Each ADS represents four common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except share and per ADS amounts)

	For the Three Months Ended May 31
	2009	2008
	(Unaudited) USD	(Unaudited) USD
General and administrative expenses	20,908	15,215
Share-based compensation expense in general and administrative expenses	4,281	2,498
Non-GAAP general and administrative expenses	16,627	12,717

Total operating costs and expenses	56,929	40,376
Share-based compensation expenses	4,482	2,745
Non-GAAP operating costs and expenses	52,447	37,631

Operating income (loss)	2,497	(208)
Share-based compensation expenses	4,482	2,745
Non-GAAP operating income	6,979	2,537

Operating margin	4.2%	-0.5%
Non-GAAP operating margin	11.7%	6.3%

Net income	2,640	1,762
Share-based compensation expense	4,482	2,745
Non-GAAP net income	7,122	4,507

Net income per ADS-basic (note 1)	0.07	0.05
Net income per ADS-diluted (note 1)	0.07	0.05

Non-GAAP net income per ADS-basic (note 1)	0.19	0.12
Non-GAAP net income per ADS-diluted (note 1)	0.19	0.12

Weighted average shares used in calculating basic net income per ADS (note 1)	149,633,634	149,975,585
Weighted average shares used in calculating diluted net income per ADS (note 1)	153,578,336	155,980,034

Note 1: Each ADS represents four common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Year Ended May 31
	2009	2008
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational Programs and services	266,389	183,917
Books and others	26,178	17,086
Total net revenues	292,567	201,003

Operating costs and expenses (note 1):
Cost of revenues	112,011	77,219
Selling and marketing	38,947	25,617
General and administrative	80,689	52,832

Total operating costs and expenses	231,647	155,668
Operating income	60,920	45,335

Other income, net	7,189	7,149

Provision for income taxes	(7,256)	(3,644)
Minority interest, net of taxes	163	173

Net Income	61,016	49,013

Net income per share-basic	0.41	0.33
Net income per share-diluted	0.40	0.31

Net income per ADS-basic (note 2)	1.64	1.31
Net income per ADS-diluted (note 2)	1.59	1.25

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Year Ended May 31
	2009	2008
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	316	707
Selling and marketing	225	226
General and administrative	16,209	7,809
Total	16,750	8,742

Note 2: Each ADS represents four common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except share and per ADS amounts)

	For the Year Ended May 31
	2009	2008
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	80,689	52,832
Share-based compensation expense in general and administrative expenses	16,209	7,809
Non-GAAP general and administrative expenses	64,480	45,023

Total operating costs and expenses	231,647	155,668
Share-based compensation expenses	16,750	8,742
Non-GAAP operating costs and expenses	214,897	146,926

Operating income	60,920	45,335
Share-based compensation expenses	16,750	8,742
Non-GAAP operating income	77,670	54,077

Operating margin	20.8%	22.6%
Non-GAAP operating margin	26.5%	26.9%

Net income	61,016	49,013
Share-based compensation expense	16,750	8,742
Non-GAAP net income	77,766	57,755

Net income per ADS-basic (note 1)	1.64	1.31
Net income per ADS-diluted (note 1)	1.59	1.25

Non-GAAP net income per ADS-basic (note 1)	2.09	1.54
Non-GAAP net income per ADS-diluted (note 1)	2.03	1.48

Weighted average shares used in calculating basic net income per ADS (note 1)	149,090,088	149,992,200
Weighted average shares used in calculating diluted net income per ADS (note 1)	153,528,173	156,449,101

Note 1: Each ADS represents four common shares.

For investor and media inquiries, please contact:

In China:

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel: +86-10-6260-5566 x8203

Email: zhaosisi@staff.neworiental.org

Ms. Cynthia He

Brunswick Group LLC

Tel: +86-10-6566-9504

Email: che@brunswickgroup.com

In the U.S.:

Ms. Kate Tellier

Brunswick Group LLC

Tel: +1-212-333-3810

Email: ktellier@brunswickgroup.com

SOURCE New Oriental Education and Technology Group Inc.